UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NWTN Inc.

(Name of Issuer)

Class B Ordinary Shares, par value $0.0001 each

(Title of Class of Securities)

G6693P 106

(CUSIP Number)

Alan Nan WU

Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE

(971) 5-0656-3888

with copies to,

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

(302) 738-6680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6693P 106

1.	Names of Reporting Person: Alan Nan WU
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: China
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 39,603,509 (1) (2)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 39,603,509 (1) (2)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,603,509 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 13.9% (2)
14.	Type of Reporting Person (See Instructions): IN

1.	Names of Reporting Person: Muse Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 39,603,509 (1) (2)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 39,603,509 (1) (2)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,603,509 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 13.9% (2)
14.	Type of Reporting Person (See Instructions): CO

(1)	Represents (i) 32,715,010 Class A Ordinary Shares, par value $0.0001 each (“Class A Share”), held directly by Muse Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Alan Nan WU and (ii) 6,888,499 Class B Ordinary Shares, par value $0.0001 each (“Class B Share”), held directly by Muse Limited, which is wholly owned by Mr. Alan Nan WU. Each Class A Share is convertible into one (1) Class B Share at any time at the option of the holder of such Class A Share. Each Class A Share is entitled to twenty-five (25) votes, while each Class B Share is entitled to one vote.

(2)	Based on an aggregate of 32,715,010 Class A Shares and 252,921,182 Class B Shares issued and outstanding. Class A Shares are treated as converted into Class B shares only for the purpose of computing the percentage ownership of the Reporting Persons. The percentage reported does not reflect the twenty-five (25) for one voting power of the Class A Shares because these shares are treated as converted into Class B Shares for the purpose of this report.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to Reporting Person’s beneficial ownership of Class A Ordinary Share, par value $0.0001 per share (the “Class A Share”), and Class B Ordinary Shares, par value $0.0001 per share (the “Class B Share”), of NWTN Inc., a limited company incorporated under the laws of the Cayman Islands (the “Issuer”). Each Class A Share is convertible into one (1) Class B Share at any time at the option of the holder of such Class A Share. Each Class A Share is entitled to twenty-five (25) votes, while each Class B Share is entitled to one vote. The principal executive offices of the Issuer are located at: Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b)

Alan Nan WU

Residence or business address: Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE

Muse Limited

Registered address: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands, British Virgin Islands

Muse Limited is wholly owned by Mr. Alan Nan WU as of the date hereof.

(c) The principal business of Muse Limited is investment holding. Mr. WU is the sole shareholder and director of Muse Limited and Chief Executive Officer, Executive Director and Chairman of the Issuer.

(d) Neither of the Reporting Persons has been charged or convicted in a criminal proceeding during the last five years.

(e) Neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, nor was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)  Alan Nan WU is a citizen of China. Muse Limited is a British Virgin Islands company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the Issuer’s Class A Shares directly held by Muse Limited reported herein as beneficially owned by the Reporting Persons were acquired pursuant to that certain Business Combination Agreement, dated April 15, 2022 (as amended by that certain Amendment No. 1 to the Business Combination Agreement dated September 28, 2022, the “Business Combination Agreement”), by and among East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone”), the Issuer, Muse Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Issuer (the “First Merger Sub”), Muse Merger Sub II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of the Issuer (the “Second Merger Sub”), and ICONIQ Holding Limited, an exempted company incorporated with limited liability in the Cayman Islands (“ICONIQ”), and the other parties thereto, and the transactions contemplated thereby (the “Business Combination”). The Business Combination Agreement provides, among other things, that at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) the First Merger Sub will merge with and into ICONIQ (the “First Merger”), with ICONIQ surviving the First Merger as a wholly-owned subsidiary of the Issuer and the outstanding shares of ICONIQ being converted into the right to receive shares of the Issuer; and (b) the Second Merger Sub will merge with and into East Stone (the “Second Merger”, and together with the First Merger, the “Mergers”), with East Stone surviving the Second Merger as a wholly-owned subsidiary of the Issuer and the outstanding securities of East Stone being converted into the right to receive substantially equivalent securities of the Issuer (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”).

Prior to the consummation of the Business Combination, Mr. Alan Nan WU owned 50,000,000 Class A ordinary shares of ICONIQ through Muse Limited, a BVI company wholly owned by him. Pursuant to the terms of the Business Combination Agreement, each of the Class A ordinary shares of ICONIQ that were issued and outstanding immediately prior to the time when the First Merger becomes effective under the Companies Act (2022 Revision) of the Cayman Islands, as amended (the “First Merger Effective Time”) was cancelled and converted into (i) the right to receive 90% of such number of Class A Shares of the Issuer equal to the Exchange Ratio (as defined therein), and (ii) the contingent right to receive 10% of such number of Class A Shares of the Issuer equal to the Exchange Ratio.

Additionally, upon the Closing, 6,888,499 Class B Shares were issued to Muse Limited as a result of the default of a payment obligation by an ICONIQ shareholder prior to the Business Combination.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons acquired all Class A Shares and 6,888,499 Class B Shares for investment purposes.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Class B Shares, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss the investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to his investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in his or its best interest. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Except as set forth in this Schedule 13D or in as reported in the Issuer’s proxy statement/prospectus on Form F-4 filed on October 20, 2022 with the SEC (the “Prospectus”), neither of the Reporting Persons has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subclauses (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subclauses (a) through (j) of this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a), (b) This Statement is being filed by (i) Mr. Alan Nan WU, citizen of China, and (ii) Muse Limited, an exempted company incorporated under the laws of the British Virgin Islands. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

The response of the Reporting Person with respect to Rows 7 through 13 of the cover page of each of the Reporting Persons to this Schedule 13D is incorporated herein by reference.

Each of the Reporting Persons’ percentage of beneficial ownership is approximately 13.9% of the outstanding shares of the Issuer as of the date hereof.

Muse Limited’s percentage of beneficial ownership is approximately 13.9% of the outstanding shares of the Issuer as of the date hereof.

The percentage of beneficial ownership above is calculated by dividing the Reporting Persons’ response in Row 11 of the cover page by the sum of (i) 32,715,010 Class A Shares and (ii) 252,921,182 Class B Shares, issued and outstanding as of November 14, 2022, as provided by the Issuer.

 (c) Except as set forth in this Schedule 13D, neither of the Reporting Persons has engaged in any transaction with respect to the Class A Shares or Class B Shares during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Persons.

Lock-Up Agreement

Simultaneously with the execution of the Business Combination Agreement, the Issuer, Navy Sail International Limited, a British Virgin Islands company, in the capacity as the representative of East Stone and the shareholders of East Stone immediately prior to Closing from and after the Closing (the “Purchaser Representative”), ICONIQ and East Stone have entered into lock-up agreements with certain holders of the ordinary shares of East Stone and with certain holders of ICONIQ’s shares (the “Sellers”). These lock-up agreements provide for a lock-up period commencing on the Closing Date and ending: (a) with respect to shares held by the controlling shareholder of ICONIQ, on the (x) 12-month anniversary of November 14, 2022 (the “Closing Date”) with respect to 50% of such shares, (y) 18-month anniversary of the Closing Date with respect to 25% of such shares, and (z) 24-month anniversary of the Closing Date with respect to 25% of such shares, and (b) with respect to the shares held by certain founders and certain other sellers, (x) 6-month anniversary of the Closing Date with respect to 30% of such shares, and (y) 1-year anniversary of the Closing Date with respect to 70% of such shares.See Exhibit 1 to this Schedule 13D.

Seller Registration Rights Agreement

At the Closing, the Issuer and certain Sellers entered into the Seller Registration Rights Agreement, which obligates the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of their Class A Shares or Class B Shares received as Company Share Consideration (as defined in the Business Combination Agreement) (together with any capital shares or other securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”), except that Registrable Securities that are subject to transfer restrictions in the Lock-Up Agreements may not be requested to be registered or registered until the end of the applicable Lock-Up period. Sellers holding a majority-in-interest of the Registrable Securities (based on the number of shares and not voting rights) will be entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities, and other Sellers holding Registrable Securities will be entitled to join in such demand registration. Subject to certain exceptions, if any time after the Closing, the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, under the Seller Registration Rights Agreement, the Issuer shall give notice to the Sellers holding Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by them in writing, subject to customary cut-backs. In addition, subject to certain exceptions, Sellers holding Registrable Securities will be entitled under the Seller Registration Rights Agreement to request in writing that the Issuer register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. Under the Seller Registration Rights Agreement, the Issuer will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify the Issuer and certain persons or entities related to the Issuer, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
1	Joint Filing Agreement, dated January 20, 2023, between Alan Nan WU and Muse Limited
2	Form of Lock-Up Agreement, dated April 15, 2022, by and among the Issuer, Navy Sail International Limited, ICONIQ and East Stone (incorporated by reference to Exhibit 10.1 to East Stone’s Current Report on Form 8-K (File No. 001-39233) filed with the SEC on April 21, 2022).
3	Form of Seller Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to East Stone’s Current Report on Form 8-K (File No. 001-39233) filed with the SEC on November 15, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2023	/s/ Alan Nan WU
	Name:	Alan Nan WU

Muse Limited

Dated: January 20, 2023	/s/ Alan Nan WU
	Name:	Alan Nan WU
	Title:	Director